NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	AMEX SYMBOL: RBY	PR04-19	SEPTEMBER 30, 2004

RUBICON’S PHOENIX ZONE, RED LAKE, ONTARIO CONTINUES TO RETURN HIGH-GRADE INTERCEPTS — Includes 33.22 g/t gold over 1.5 metres (0.97 oz/ton over 4.9 ft) – Extensive Winter drill program planned —

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX), is pleased to announce further drill results from the recently discovered Phoenix Zone, located in a northern portion of its four-kilometre long, 100% owned McFinley Gold Property, East Bay Trend, Red Lake, Ontario. In April and August 2004, the Company reported economically significant gold intercepts from this new discovery (see news releases dated March 8, March 25, April 7 and August 11, 2004). This latest round of diamond drilling (19 holes) was carried out in August-September and was designed to test and expand this zone.

Results from the new diamond drill holes, along with the key intercepts reported to date, are presented in Tables 1 and 2. A plan map, inclined longitudinal section, and representative cross sections of the Phoenix Zone are available on the Company’s web site at www.rubiconminerals.com.

Highlights include:

o	New intercepts of 33.22 g/t gold over 1.5 metres (PZ-48), 22.24 g/t gold over 1.7 metres (PZ-47), 15.16 g/t gold over 1.4 metres (PZ-43), 6.82 g/t gold over 1.6 metres (PZ-51), and 5.44 g/t gold over 1.4 metres (PZ-52).

o	Key intersections from previous (February-July 2004) drilling include 70.10 g/t gold over 3.1 metres, 28.7 g/t gold over 1.4 metres, 20.54 g/t gold over 1.20 metres, 15.81 g/t gold over 3.5 metres, 15.46 g/t gold over 4.8 metres, 14.99 g/t gold over 2.8 metres, 13.95 g/t gold over 2.1 metres, 11.06 g/t gold over 2.3 metres, 10.06 g/t gold over 1.75 metres 8.87 g/t gold over 3.3 metres and 8.55 g/t over 3.18 metres.

o	Gold zones occur within robust west-dipping sulphide-bearing structures up to 30 metres thick which themselves contain highly anomalous gold (e.g. 2.21 g/t gold over 29.5 metres in PZ-48). Recent drilling has intersected at least three separate mineralized structures of this type which attests to the presence of a major mineralizing system.

o	The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 250 metres and a depth extent of 150 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on approximately 30-metre centres over a strike length of 150 metres and over a depth extent of 100 metres, plunges gently to the southwest and has an arithmetic average grade of 20.03 g/t gold over 3.1 metres based on eight drill holes (see inclined longitudinal section on website). The Phoenix Zone remains open along strike to the north and south and at depth below 150 metres. Over three kilometres of strike and depth extent is also open for follow-up. Given the intensity of alteration and mineralization observed to date, the potential for further discoveries is considered excellent.

o	In addition to the high-grade gold, both the alteration assemblages and geological setting of the Phoenix Zone are interpreted to be very similar to those of the major deposits in the Red Lake gold camp (Campbell and Red Lake Mines) in that gold occurs within quartz-carbonate veins, quartz replacement zones, and in association with sulphide-rich zones in mafic rocks close to the contact with a major ultramafic body.

o	Interpretation and 3-D modeling of the results will take place over the next few months in preparation for a major Winter 2004-2005 drilling campaign.

“We believe that the style, geometries and grades developed to date in the Phoenix Zone display a close resemblance to the major mines in the district. A review of public domain data from the Red Lake Mine (Goldcorp) shows their high-grade ore body is comprised of a large number of individual shoots rather than a continuous body of ore. Typically, these are in the order of 50 metres long similar to those now documented in the Phoenix Zone (see figures posted to accompany this release at www.rubiconminerals.com). The Phoenix Zone has been tested to date to only shallow depths (~150 metres) and over a limited strike length. By contrast, major producing mines in the camp contain ore bodies which occur from surface to depths in excess of 2,500 metres below surface. Given that the gold-bearing structures in the Phoenix Zone are several and are well developed, we consider the potential for this system to continue at depth and along strike to be very good,” stated David Adamson.

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                                 Table 1: New Results for Phoenix Zone Drilling
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         Hole No.               From (m)           To (m)              Gold (g/t)             Core length (m)
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           PZ-38                                                  No significant values
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           PZ-39                                                  No significant values
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           PZ-40                                                  No significant values
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           PZ-41                  18.30            19.81                  2.83*                    1.51
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           PZ-42                  23.00            24.50                  2.32*                    1.50
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            And                   34.50            35.50                  4.13*                    1.00
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            And                   42.95            44.00                  3.18*                    1.05
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           PZ-43                 124.40            125.80                 15.16                    1.40
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           PZ-44                                                  No significant values
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           PZ-45                                                  No significant values
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           PZ-46                  89.00            90.00                  3.24*                    1.00
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            And                  228.65            234.39                 4.04*                    2.54
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           Incl.                 233.35            234.39                 7.26*                    1.04
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           PZ-47                 119.00            124.30                 9.01                     4.50
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           Incl.                 122.60            124.30                 22.24                    1.70
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           PZ-48                  61.00            90.45                  2.21*                    29.45
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           Incl.                  88.09            89.56                  33.22                    1.47
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           PZ-49                  63.20            64.20                  3.28*                    1.00
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            And                   65.20            66.20                  2.14*                    1.00
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           PZ-50                                                  No significant values
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           PZ-51                  38.50            39.70                  2.48*                    1.20
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            And                   66.30            71.60                  2.86*                    5.30
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           Incl.                  66.30            67.90                  6.82*                    1.60
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           PZ-52                  96.90            100.55                 2.38*                    3.65
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           Incl.                  99.15            100.55                 5.44*                    1.40
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           PZ-53                                                  No significant values
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           PZ-54                  2.20              3.85                  2.91*                    1.65
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            And                   90.80            92.20                  3.54*                    1.40
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           PZ-55                 198.90            199.90                 3.43*                    1.00
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           PZ-56                  86.00            87.00                  2.35*                    1.00
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                       Table 2: Previously reported significant results for Phoenix Zone
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--------------------------- ----------------- ---------------- --------------------------- ---------------------
         Hole No.               From (m)           To (m)              Gold (g/t)             Core length (m)
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           PZ-02                  45.10            47.90                  14.99                    2.80
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           Incl.                  45.80            46.90                  28.61                    1.10
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           PZ-03                  55.10            59.90                  15.46                    4.80
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           Incl.                  58.00            59.90                  33.31                    1.90
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           PZ-09                  68.85            72.10                  8.87                     3.25
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           PZ-12                 136.46            137.86                 28.66                    1.40
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           PZ-21                  48.46            50.75                  11.06                    2.29
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            And                   69.85            71.90                  13.95                    2.05
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           PZ-23                  74.95            78.05                  70.10                    3.10
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           PZ-25                 112.35            120.35                 8.42                     8.00
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           Incl.                 116.30            119.80                 15.81                    3.50
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           PZ-26                 109.82            113.00                 8.55                     3.18
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           PZ-30                  79.55            81.30                  10.06                    1.75
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           PZ-34                 118.10            119.30                 20.54                    1.20
--------------------------- ----------------- ---------------- --------------------------- ---------------------

The cut-offs for reported intercepts are a minimum of 1.0 metres in core length and a minimum of 2.0 g/t gold. The assaying was conducted on sawn NQ2-sized half core sections by ALS Chemex Labs using the metallic screen fire assay procedure or fire assay gravimetric finish where denoted by an asterisk. Standards and blanks were included in each sample batch. The work was supervised by Ian Cunningham-Dunlop, P. Eng., the project Qualified Person under the definition of NI 43-101.

Rubicon is a Canadian-based mineral exploration company focusing on gold exploration in Red Lake, Ontario and in Newfoundland, Canada. In addition, Rubicon has entered into an agreement to acquire a 35.6% interest in a private company which has on option to acquire a 75% interest in an Inferred Resource (see www.sedar.com for 43-101 technical report) of 16.9 Mt grading 3.03% Copper and 0.66% Cobalt in the DRC. Rubicon also controls 60% of Toquima Minerals Corporation ("Toquima"), a private company, with exploration assets in both Alaska and Nevada. Toquima anticipates carrying out an Initial Public Offering in conjunction with a listing on the TSX Venture Exchange.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.